Exhibit 99.1

NewsRelease

TransCanada Completes Acquisition of Columbia Pipeline Group
and Announces Exchange Date for Subscription Receipts

CALGARY, Alberta - July 1, 2016 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) (the Company) today announced the completion of the transaction to acquire all of the outstanding shares of Columbia Pipeline Group, Inc. (NYSE: CPGX) (Columbia) for an aggregate purchase price of approximately US$13 billion, including the assumption of approximately US$2.8 billion of debt. Trading in Columbia shares on the New York Stock Exchange (NYSE) will be suspended effective as of the opening of trading today. Columbia has directed NYSE to file today with the Securities and Exchange Commission a Form 25 on Columbia’s behalf to commence the process of delisting shares of Columbia stock from the NYSE and terminating the registration of such shares under the Securities Exchange Act of 1934.

Information for Holders of Subscription Receipts

Effective July 4, 2016, being the first Canadian business day following the acquisition closing date, the subscription receipts issued on April 1, 2016, to fund a portion of the purchase price for Columbia will automatically be exchanged for TransCanada common shares in accordance with the terms of the subscription receipt agreement.

TransCanada expects that trading in the subscription receipts will be halted on the Toronto Stock Exchange (TSX) prior to market opening on Monday July 4, 2016, that the transfer register maintained by the subscription receipt agent will be closed and that the subscription receipts will be delisted by the TSX after close of trading on July 4, 2016. The common shares to be issued on the exchange of the subscription receipts are expected to begin trading on the TSX on July 4, 2016, and on the New York Stock Exchange on July 5, 2016.

Holders of subscription receipts as of June 30, 2016, will remain entitled to receive a dividend equivalent payment on July 29, 2016, of $0.565 per subscription receipt that they held on June 30, 2016.

TransCanada to Review Strategic Alternatives for its Master Limited Partnership Holdings

With the completion of the acquisition, TransCanada will focus its attention on integrating Columbia’s business. TransCanada has retained a financial advisor to assist in a review of strategic alternatives for its master limited partnership (MLP) holdings, in order to identify the strategy that best positions TransCanada for the long term. The Company will carefully review its integrated business plan including future financial needs and expects to be in a position to communicate its determination regarding the future of TC PipeLines, LP and Columbia Pipeline Partners LP later in 2016. The Company does not anticipate any dropdowns to the MLPs until the review has been completed.

For more information on the Columbia acquisition, please visit the TransCanada website at www.transcanada.com.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 90,300 kilometres (56,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 664 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,500 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.
FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s First Quarter Report to Shareholders dated April 28, 2016 and 2015 Annual Report on our website at www.transcanada.com or filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / Terry Cunha / Shawn Howard
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522